Mail Stop 4561

April 15, 2009

Mr. Randy Underwood
Executive Vice President and Chief Financial Officer
Dollar Financial Corporation
1436 Lancaster Avenue
Berwyn, PA 19312

> **Re:** **Dollar Financial Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Forms 10-Q for the Quarterly Periods Ended September 30, 2008 and**
> **December 31, 2008**
> **File No. 000-50866**

Dear Mr. Underwood:

We have reviewed your response dated March 27, 2009 and have the following comments.

Form 10-K for the Fiscal Year Ended June 30, 2008:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Critical Accounting Policies

Goodwill and Other Intangibles, page 38

1.	We note your responses to comments one and thirteen of our letter dated March 6, 2009. Neither your response to comment one nor your supplementally provided DFC Q4'08 Workpapers dated June 30, 2008 in response to comment thirteen describe specifically how you considered the components of your operating segments aside from the general principles as established in the relevant guidance. Please tell us the following additional information regarding your goodwill impairment analysis related to your U.S. operating segment as of June 30, 2008:

- the specifically identified components of the operating segment that you considered for purposes of determining reporting units;

- your analysis explaining whether any identified components constitute a business;
- describe the level of internal reporting with respect to components of the operating segment, including the extent to which discrete financial information is available and reviewed by segment managers;
- your analysis explaining your basis for aggregating components that are deemed businesses;
- your analysis describing how all components within the operating segment are similar, including your quantitative analysis describing how the components have similar economic characteristics; and
- clarify if the U.S. operating segment has had declining fair values during the past three years, isolating the impact of acquisitions.

2.   We note in your response to comment one of our letter dated March 6, 2009 that you will provide increased disclosure surrounding these matters in future filings. Please provide us with an example of your proposed future disclosure.

Results of Operations, page 41

3.   We note your response to comment two of our letter dated March 6, 2009. Please tell us and in future filings disclose the reasons for the significant differences in store and regional margins and pre-tax income/(loss) margins among your operating segments. Compare and contrast the critical differences between your segments that results in differing levels of profitability, such as differences in product and services mix, pricing of products and services, fixed and variable costs, provisioning for loan losses, and relative debt load. Please provide us with an example of your proposed future disclosure using your fiscal 2008 financial information as an example.

Balance Sheet Variations, page 47

4.   We note your response to comment four of our letter dated March 6, 2009. Please tell us and in future filings disclose the reasons why the provision for loan loss as a percentage of loan revenue increased for the U.S. operating segment in fiscal year 2008 in light of the decrease of the ratio of the allowance for loan loss relative to consumer loans.

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Goodwill and Other Intangibles, page 63

5.   We note your response to comment five of our letter dated March 6, 2009. Please tell us the following additional information:

- Provide us with a narrative explanation of the supplementally provided Analysis of Reacquired Franchise Rights in Canadian Acquisition dated October 31, 2006. Please ensure your response discusses, for example, how the cash flows by year were developed, how you developed the discount rate, and whether alternative valuation methods (such as a market approach) were considered.
- Tell us whether you utilized a valuation expert in connection with the valuation of the reacquired franchise rights, and if so, please supplementally provide a copy of the report.
- Tell us whether you had any other relationships with the franchisees that you reacquired these rights from in October 2006.
- Describe the renewal provisions impacting initial franchise fees, including whether the franchisee is required to pay an initial franchise fee upon renewal as if it was a new franchisee. If so, please tell us whether the dollar value of the initial franchise fee has changed at each renewal period.
- Tell us whether you have ever changed the royalty rate required to be paid by the franchisee upon renewal.
- Provide us with your analysis, including the time period over which it was performed and the specific types of comparable contracts considered, that indicates a nearly 100% renewal rate of franchise contracts. For the 82 reacquired franchises, please ensure your response gives a sense of how long each of the franchise locations/arrangements were in place and the number of times each franchise location/arrangement was renewed.
- Clarify if your analysis was performed on Canadian franchises specifically.
- Describe how contractual terms and conditions in the Canadian operating segment have changed over time and how you considered this in your analysis. Please ensure your response provides specific examples of the changes in terms and conditions.
- Explain why you believe a market participant's view of the revenue stream produced by your franchise relationships would be considered perpetual.
- Given the amount of regulation in your industry, and potential for changing regulation to significantly impact your business and willingness to operate in certain locations, please tell us how you concluded that the useful life of the reacquired rights were indefinite.

Note 8 – Income Taxes, page 78

6.   We note your response to comment nine of our letter dated March 6, 2009 that in fiscal year 2007 you repatriated some earnings from foreign subsidiaries that utilized 100% of the Canadian and United Kingdom subsidiaries' retained earnings. Please tell us why this information was not disclosed in your current or previous Forms 10-K. Quantify for us the amount of earnings repatriated from your foreign subsidiaries in fiscal year 2007, the amount of foreign tax credits and/or net operating loss carryforwards utilized to offset the taxes on the repatriated earnings, and the amount of taxes paid on the repatriated earnings.

7.   As a related matter, we note your disclosure on page 80 that the aggregate increase in U.S. deferred tax assets during the year was principally caused by the excess of foreign tax credit carry forwards generated from a taxable deemed dividend recorded during the current year offset in part by a reduction in deferred tax assets resulting from additional net operating loss utilization during the taxable years ended June 30, 2007 and June 30, 2008. Please explain to us and in future filings disclose the nature of and quantify the taxable deemed dividend recorded during the fiscal year ended June 30, 2008. Explain why the amounts are deemed to be dividends and therefore taxable.

8.   Please reconcile for us the fiscal year June 30, 2007 information provided in your tabular disclosure of the reconciliation of income tax expense from the U.S. federal statutory rate to the company's effective tax rate on page 79 with the respective disclosure as presented on page 84 of your Form 10-K for the fiscal year ended June 30, 2007.

Note 17 - Geographic Segment Information, page 94

9.   We note in your response to comment 15 of our letter dated March 6, 2009 that unallocated corporate headquarter charges, which are de minimus, are included in the U.S. operating segment. Your proposed future disclosure indicates that this factor contributes to the lower profit margins reported in this segment. Please tell us the extent to which the unallocated charges impacts the U.S. operating segment's profit margins and explain your basis for concluding that such charges were de minimus.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant